Exhibit 16.1

November 13, 2026

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We have read CNFinance Holdings Limited’s Form 6-K dated November 13, 2026, and we agree with the statements set forth in the Form 6-K, insofar as they relate to our firm. We have no basis to agree or disagree with other statements made by the registrant contained therein.

Very truly yours,

/s/ HTL International, LLC